UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated December 13, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

REFINANCING OF SIBANYE GOLD'S BRIDGING LOAN FACILITIES AND FURTHER DEBT REDEMPTION

Westonaria, 13 December 2013: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) is pleased to advise shareholders that it has refinanced its existing Bridge Loan Facility with a syndicate of seven banks(the "New Facility"). The terms and conditions of the New Facility, which was 1.33 times oversubscribed, are more favourable and less restrictive than the previous Bridge Loan Facility.

The new R4.5 billion facility comprises a R2.5 billion revolving credit facility ("RCF") and a R2.0 billion term loan facility ("Term Loan") both of which mature in three years. The term loan will amortise semi-annually in equal six-monthly instalments of R250 million, with the R750 million balance due for settlement on final maturity.

The New Facility will be used to redeem the Bridge Loan Facility and may be applied to ongoing capital expenditure, working capital and general corporate expenditure requirements, where required.

Interest rates on the new Term Loan and RCF are 275 basis points and 285 basis points respectively, over the Johannesburg Interbank Agreed Rate (JIBAR).

Other restrictions, such as those on dividend payments, which applied under the Bridge Loan Facility Agreement have been removed and Sibanye Gold will maintain its policy of returning 25% to 35% of normalised earnings to shareholders as dividends.

Sibanye Gold is also pleased to report that it has repaid another R500 million of debt, thereby reducing its gross debt to R2 billion and net debt to approximately R300 million. The Company's gross debt position has reduced by R2.2 billion since the beginning of the 2013 financial year.

ENDS

Contact

James Wellsted

Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: December 13, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer